The Chuo Mitsui Trust and Banking Company, Limited
33-1,Shiba 3-chome,Minato-ku,Tokyo 105-8574,Japan
TEL: (03) 5232-3331
TELEX: J26397 SWIFT Address: MTRBJPJT

02 SEP 30 AM 9:21

September 26, 2002

Office of International Corporate Finar
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

02055062

The Chuo Mitsui Trust and Banking Company, Limited
Information Furnished Pursuant to
12g3-2(b) Under the Securities Exchange Act of 1934
File No.82-4677

SUPPL

Ladies and Gentlemen:

The Chuo Mitsui Trust and Banking Company, Limited, a bank organized as a joint stock company under the law of Japan (the "Bank"), pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934, as amended (the "Act"), hereby furnishes the following press release documents to the Commission:

Tie-up among Hitachi, NTC, Hitachi Capital, and Chuo Mitsui Trust and Banking Group for Outsourcing of Factoring Operations
- Joint venture "Financial Bridge Co." to be established on August 30 -

All information and documents submitted herewith are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

Please acknowledge receipt of this letter by stamping the enclosed copy and returning it.

PROCESSED
OCT 0 2 2002
THOMSON
FINANCIAL

Yours very truly,

For and on behalf of
The Chuo Mitsui Trust & Banking Co., Ltd.

Nobuaki Minei
Senior Manager
Settlement Administration Department
Phone: 81-3-5232-8629
Facsimile:81-3-5232-8864

dlw 9/30

August 27, 2002

Hitachi, Ltd.
Nippon information Technology Consulting Co., Ltd.
Hitachi Capital Corporation
Chushin Leasing Co., Ltd.
The Chuo Mitsui Trust and Banking Co., Ltd.
Mitsui Trust Holdings, Inc.

Tie-up among Hitachi, NTC, Hitachi Capital, and Chuo Mitsui Trust and Banking Group for Outsourcing of Factoring Operations
- Joint venture "Financial Bridge Co." to be established on August 30 -

Five companies, namely Hitachi, Ltd. (President: Etsuhiko Shoyama, head office: Chiyoda-ku, Tokyo, "Hitachi"), Nippon information Technology Consulting Co., Ltd. (President: Hideya Inoue, head office: Shibuya-ku, Tokyo, "NTC"), Hitachi Capital Corporation (President: Kaichi Murata, head office: Minato-ku, Tokyo, "Hitachi Capital"), Chushin Leasing Co., Ltd. (President: Tamotsu Ogawa, head office: Chuo-ku, Tokyo, "Chusin Leasing"), and The Chuo Mitsui Trust and Banking Co., Ltd. (President: Kiichiro Furusawa, head office: Minato-ku, Tokyo, "Chuo Mitsui"), have agreed to enter into a tie-up concerning the outsourcing of factoring operations. The companies are to establish Financial Bridge Co., Ltd. on August 30, 2002.

Factoring refers to a business in which a financial institution etc. as an agent, collects accounts receivables that arises from commercial transaction between companies, which they have purchased. Factoring is expected to attract substantial demand, primarily from small and midsize companies to raise short-term funds. Particularly, Blanket factoring provides a service whereby a financial institution receives a commission on payment operations from a buyer company with many vendors (suppliers), allowing the buyer company to avoid issuing bills and to make a single payment to that factoring financial institution. In addition, the vendors can receive proceeds from the sale of accounts receivables to the financial institutions, even before the due date of payment.

The new company is to specialize in clerical operations as an agent in blanket factoring operations carried out by financial institutions.

The new company will be established by spinning off the back office for blanket factoring operations developed by Chusin Leasing, a member of the Chuo Mitsui Trust & Banking Group, as its core, under the corporate spin-off system. At establishing the company, shares will be transferred to Hitachi, which has an excellent track record in building information systems for financial institutions, NTC, with its demonstrated success in providing e-business solutions, Hitachi Capital, which engages in factoring operations on its own, and Chuo Mitsui, an expert in credit securitization. The new company plans to take over the contracts on commission of blanket factoring operations conducted by Chusin Leasing with 14 financial institutions. In addition to these financial institutions, the new company will also provide a new factoring service to the finance subsidiaries of corporations.

■ Services to be provided by the new company

(1) Blanket factoring clerical service for financial institutions and finance subsidiaries of corporations

Receiving commissions of general clerical operations involving blanket factoring for financial institutions, including (a) management of information on fixed claims from buyer companies, (b) notifying to the vendors of receivables to be transferred, (c) accepting applications

for discounts on accounts receivables, and (d) notifying to the buyer companies of the due date of claims. It is also planned that the new company will provide a factoring system (application software) to financial institutions that carries out clerical operations for factoring on their own.

(2) Net factoring clerical operations service

The new company will carry out clerical operations involving settlement of accounts receivables that occur on electronic business-to-business markets, such as e-marketplaces, called net factoring, as well as back-office operations involving credit securitization performed by financial institutions (such as interest rates, balance inquiries, notices and remittance instructions), effectively using Web service technology.

In addition, it will consider providing various e-marketplaces, such as "TWX-21" operated by Hitachi for some 13,000 clients, with Web-adaptable net factoring clerical operations services that will also cover loan operations by electronic means.

In the future, the company plans to provide clerical services involving discount on invoices made by financial institutions for large corporations in the EIPP (*1) area. Traditionally, when a financial institution discounted invoices for a vendor, it has been difficult for the institutions to verify the credibility of the transaction. The new company will provide financial institutions with transaction information on e-marketplaces as a financial value-added information service. In doing so, it will offer a credit information service that enables confirmation of the credibility of invoices, financial information services, and clerical operations services involving the SCM (*2) finance service, which allows vendors to liquidate accounts receivables quickly by paying specific commissions to factoring companies.

(*1) EIPP: Electronic Invoice Presentment and Payment
(*2) SCM: Supply Chain Management (method for managing the operational flow of procurement, production, sales, and distribution as a supply chain)

■ Profile of the new company

(1)	Name:	Financial Bridge Co., Ltd.	
(2)	Address:	Shinagawa-ku, Tokyo	
(3)	Date of establishment:	August 30, 2002	
(4)	Capital:	¥50 million	
(5)	Ownership:	Hitachi	51%
		NTC	20%
		Hitachi Capital	19%
		Chusin Leasing	5%
		Chuo Mitsui Trust & Banking	5%
(6)	Representative:	Shigeru Shoda, President (Current General Manager in Charge of the Financial System Department of the Information/Communications Group of Hitachi, Ltd.)	
(7)	Employees:	About six employees including those transferred from each company at the time of establishment	
(8)	Target sales:	¥100 million for fiscal year 2003	

■ Station of the new company

The new company plans to provide e-commerce markets and institutional investors with financial value-added information services through ASPs (*3) in the future.


E-commerce market
Buyer company
Order
Transaction information
Price offer
Vendor company
Future
E-commerce settlement platform [price negotiations] [invoice preparations]
Settlement information
(1)Transfer of receivables
[New company]
- Blanket factoring clerical operations service
- Net factoring clerical operations service
- Financial value-added information service (planned)
- SCM finance service (planned)
Financial institution, finance subsidiary of a corporation (factoring company)
(3)Remittance
(2)Money transfer
Transfer of accounts receivable
Receiving commission of clerical operations for activities in (1) to (3)
Trust Bank/SPC (*4)
Sales of trust beneficiary rights/securities
Future
Institutional investors
Initial target clients
Future target clients

(*3) ASP: Application Service Provider (provider who transmit its functions via Internet)
(*4) SPC: Special Purpose Company

■ Further inquiry

Hitachi, Ltd.
Information/Communications Group, Financial System Business Dept., Financial Business Planning HQ, Business Planning Dept.
[Contact persons: Shoda, Kawakami]

Address: Hitachi System Plaza Shin-Kawasaki, 890, Kashimada, Saiwai-ku, Kawasaki-shi, Kanagawa-ken 212-8567

■ Tel: 81-44-549-1678 (Direct)

■ Inquiry for the press

Hitachi, Ltd., Information Business HQ, Management Planning Dept., Public Relations Group
[Contact person: Shimomura]
Tel: 81-3-5295-1682 (Direct)

Mitsui Trust Holdings, Inc.
Planning and Coordination Dept., Public Relations Group [Contact persons: Kaiya, Kawada]
Tel: 81-3-5445-3500